CUSIP No. 84760T100                      13G                   Page 7 of 7 Pages





                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 2)




                           SPECTRASITE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    84760T100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 15, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

1.       NAME OF REPORTING PERSON                        SBC Communications Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                   43-1301883

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                  0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                       22,021,508
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                             0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                  22,021,508
--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:                                                      22,021,508

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                14.3%
         (based on 154,013,917 shares outstanding on May 1, 2002, and including 12,144,381 shares (the estimated number of shares to be issued to SBC Tower Holdings, LLC after May 15, 2002).

12.      TYPE OF REPORTING PERSON:                                            HC

1.       NAME OF REPORTING PERSON                        SBC Tower Holdings, LLC
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS:                  74-2977611

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                  0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                       22,021,508
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                             0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                  22,021,508
--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         22,021,508

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                14.3%
         (based on 154,013,917 shares outstanding on May 1, 2002, and including 12,144,381 shares (the estimated number of shares to be issued to SBC Tower Holdings, LLC after May 15, 2002).


12.      TYPE OF REPORTING PERSON:                                            OO

1.       NAME OF REPORTING PERSON:
                                      New Southwestern Bell Mobile Systems, Inc.
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:                   75-1905705

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------------------------------------------------------------
NUMBER OF         5.       SOLE VOTING POWER:                                  0
SHARES
BENEFICIALLY      6.       SHARED VOTING POWER:                       22,021,508
OWNED BY
EACH              7.       SOLE DISPOSITIVE POWER:                             0
REPORTING
PERSON WITH       8.       SHARED DISPOSITIVE POWER:                  22,021,508
--------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                                      22,021,508

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     [  ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                14.3%
         (based on 154,013,917 shares outstanding on May 1, 2002, and including 12,144,381 shares (the estimated number of shares to be issued to SBC Tower Holdings, LLC after May 15, 2002).


12.      TYPE OF REPORTING PERSON:                                            CO

                         Amendment No. 2 to Schedule 13G


     This Amendment No. 2 to the Schedule 13G filed on March 29, 2001 (the "Original 13G"), by SBC Communications Inc. ("SBC"), SBC Tower Holdings, LLC ("Tower Holdings"), and New Southwestern Bell Mobile Systems, Inc. ("Mobile Systems") is being filed to report its revised interest in the Common Stock of SpectraSite Holdings, Inc. (the "Issuer"). The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:


ITEM 4.  OWNERSHIP:

     Aggregate number and percentage of the class of securities of the Issuer:

     (a)-(b) On August 25, 2000, SBC Wireless, Inc., a Delaware corporation ("SBC Wireless"), on behalf of itself and other affiliates of SBC which own telecommunications towers ("Towers"), the Issuer and Southern Towers, Inc. ("STI"), a subsidiary of Issuer, entered into an Agreement to Sublease (the "Agreement to Sublease"), pursuant to which Issuer and STI agreed to lease approximately 3,900 Towers from SBC Wireless and its affiliates.

     Under the Agreement to Sublease, as consideration for the leasing of the Towers to STI, SBC Wireless and certain other affiliates of SBC were to receive prepaid rent in the aggregate amount of approximately $1.3 billion (assuming 3,900 Towers were leased), which was payable by approximately $983 million in cash and approximately $325 million in Issuer Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 14,291,997 shares of Issuer Common Stock. SBC Wireless subsequently assigned its interest in the Agreement to Sublease to Tower Holdings.

     On November 5, 2001, Issuer, STI and Tower Holdings agreed to modify the Agreement to Sublease to reduce the number of Towers to approximately 3,600 and to delay the final closings under such Agreement to Sublease to the first quarter of 2004. Due to this modification, the aggregate prepaid rent payable under the Agreement to Sublease is approximately $1.2 billion (assuming 3,600 Towers are leased), divided between approximately $907 million in cash and approximately $300 million in Issuer Common Stock (subject to adjustment in accordance with the Agreement to Sublease), equaling approximately 13,200,000 shares of Issuer Common Stock (representing approximately 8.62% of the outstanding shares of Issuer Common Stock). Third-party equity holders of interests in participating SBC affiliates will only receive cash under the Agreement to Sublease while Tower Holdings will receive a combination of cash and stock.

     On May 15, 2002, Issuer, STI and Tower Holdings agreed (the "May 2002 Agreement"): (1) to permit STI's assignment to a newly formed subsidiary of STI's leasehold interest in all of the 546 Towers located in California and Nevada that had closed under the Agreement to Sublease, and STI's sale of such newly formed subsidiary to Cingular Wireless LLC ("Cingular"); and (2) to modify the Agreement to Sublease (a) to permit Cingular to acquire Tower Holdings' rights with respect to the remaining 187 Towers located in California and Nevada, and (b) to accelerate issuance to Tower Holdings of the Stock Portion of the consideration on the remaining Towers to be closed and of the additional Issuer Common Stock to which Tower Holdings is entitled under certain provisions that provide limited protection with respect to a decline in the trading price of the Issuer Common Stock.

     Since certain minority partner consents and ground lessor consents must be obtained before a Tower may be leased to STI, the leasing of the Towers occurs in stages. The first closing occurred on December 14, 2000. The final closing is now scheduled to occur in the first quarter of 2004. At each Closing Issuer and STI will pay consideration in cash and stock corresponding to the Towers being leased at that closing.


     To date, Tower Holdings and participating SBC affiliates have leased approximately 2,706 Towers to STI. As a result, Tower Holdings currently holds 9,877,127 shares of Issuer Common Stock, representing approximately 6.4% of the outstanding shares of the Issuer Common Stock. Closing of the transactions contemplated by the May 2002 Agreement is subject to certain third-party consents. The parties, however, expect closing to occur within 60 days. Upon such closing, Tower Holdings will acquire an additional 12,144,381 shares of Issuer Common Stock, bringing its total holdings to 22,021,508 shares, representing approximately 14.3% of the outstanding shares of the Issuer Common Stock. However, STI has advised that it plans to issue prior to closing certain notes to a third party (Welsh, Carson, Anderson & Stowe) that are convertible to Issuer Convertible Stock. On a fully diluted basis (assuming conversion of all such convertible notes), Tower Holdings ownership of 22,021,508 shares would represent less than 5% of the outstanding shares of the Issuer Common Stock.

(c) Number of shares as to which such persons have:

     (i)    Sole power to vote or to direct the vote:                          0

     (ii)   Shared power to vote or to direct the vote:              22,021,508

     (iii)  Sole power to dispose or to direct the disposition of:             0

     (iv)   Shared power to dispose or to direct the disposition of:  22,021,508

ITEM 10.          CERTIFICATIONS:

     By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE


     After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  May 21, 2002                    SBC COMMUNICATIONS INC.



                                        By: /s/ J.S. Kahan
                                            ------------------------------------
                                            James S. Kahan
                                            Senior Executive Vice President -
                                            Corporate Development


                                         SBC TOWER HOLDINGS, LLC
                                          By: New Southwestern Bell Mobile
                                              Systems, Inc., its Managing Member



                                        By: /s/ J.S. Kahan
                                            ------------------------------------
                                            James S. Kahan
                                            President

                                            NEW SOUTHWESTERN BELL MOBILE
                                            SYSTEMS, INC.



                                        By: /s/ J.S. Kahan
                                            ------------------------------------
                                            James S. Kahan
                                            President